UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32057 / March 29, 2016

_____

In the Matter of   :
                                                        :
APOLLO INVESTMENT CORPORATION   :
APOLLO TACTICAL INCOME FUND INC.   :
APOLLO INVESTMENT MANAGEMENT, L.P.   :
APOLLO MANAGEMENT VII, L.P.   :
APOLLO MANAGEMENT VIII, L.P.   :
APOLLO GLOBAL REAL ESTATE   :
     MANAGEMENT, L.P.   :
APOLLO CAPITAL MANAGEMENT, L.P.   :
APOLLO SVF MANAGEMENT, L.P.   :
APOLLO VALUE MANAGEMENT, L.P.   :
APOLLO EUROPE MANAGEMENT, L.P.   :
APOLLO EPF MANAGEMENT, L.P.   :
APOLLO CREDIT OPPORTUNITY   :
     MANAGEMENT III LLC   :
APOLLO CREDIT MANAGEMENT II, L.P.   :
APOLLO CREDIT MANAGEMENT (CLO), LLC   :
APOLLO CREDIT MANAGEMENT II GP, LLC   :
ATHENE ASSET MANAGEMENT, L.P.   :
APOLLO CREDIT MANAGEMENT, LLC   :
APOLLO PALMETTO STRATEGIC   :
     PARTNERSHIP, L.P.   :
APOLLO SPECIAL OPPORTUNITIES MANAGED   :
     ACCOUNT, L.P.   :
APOLLO INVESTMENT EUROPE II, L.P.   :
APOLLO CREDIT OPPORTUNITY FUND III LP   :
APOLLO INVESTMENT FUND VII, L.P.   :
APOLLO INVESTMENT FUND VIII, L.P.   :
APOLLO COMMERCIAL REAL ESTATE   :
     FINANCE, INC.   :
ACREFI MANAGEMENT, LLC   :
APOLLO CREDIT SENIOR LOAN FUND, L.P.   :
APOLLO SENIOR FLOATING RATE FUND INC.   :
ALM IV, LTD.   :
AGRE U.S. REAL ESTATE FUND, L.P.   :
ALM V, LTD.   :
APOLLO LONGEVITY, LLC   :
A-A EUROPEAN SENIOR DEBT FUND, L.P.   :

APOLLO MANAGEMENT   :
   SINGAPORE PTE. LTD.   :
APOLLO EUROPEAN STRATEGIC   :
   MANAGEMENT, L.P.   :
APOLLO EUROPEAN STRATEGIC   :
   INVESTMENTS (HOLDINGS), L.P.   :
APOLLO RESIDENTIAL MORTGAGE, INC. :
ARM MANAGER, LLC   :
AGRE DEBT FUND I, L.P.   :
AGRE – CRE DEBT MANAGER, LLC   :
APOLLO NATURAL RESOURCES   :
   PARTNERS, L.P.   :
APOLLO COMMODITIES MANAGEMENT, L.P. :
FINANCIAL CREDIT INVESTMENT I, L.P. :
FINANCIAL CREDIT INVESTMENT I   :
   MANAGER, LLC   :
APOLLO EUROPEAN SENIOR DEBT   :
   MANAGEMENT, LLC   :
APOLLO/PALMETTO SHORT-MATURITY :
   LOAN PORTFOLIO, L.P.   :
APOLLO CREDIT MANAGEMENT   :
   (SENIOR LOANS), LLC   :
2011 STONE TOWER HY CAYMAN   :
   FUND TRUST   :
AGRE NA MANAGEMENT, LLC   :
ALM X, LTD.   :
ALM VI, LTD.   :
ALM VII, LTD.   :
ALM VII (R), LTD.   :
ALM VII (R)-2, LTD.   :
ALM VIII, LTD.   :
ALM IX, LTD.   :
ALM XI, LTD.   :
ALM XII, LTD.   :
ALM XIV, LTD.   :
APOLLO AF LOAN TRUST 2012   :
APOLLO ASIA PRIVATE CREDIT   :
   MASTER FUND PTE., LTD.   :
APOLLO CENTRE STREET MANAGEMENT, LLC :
APOLLO CENTRE STREET PARTNERSHIP, L.P. :
APOLLO CREDIT MANAGEMENT   :
   (SENIOR LOANS) II, LLC   :
APOLLO CREDIT MASTER FUND LTD.   :
APOLLO CREDIT STRATEGIES   :

MASTER FUND LTD.   :
APOLLO EPF II PARTNERSHIP   :
APOLLO EPF MANAGEMENT II, L.P.   :
APOLLO EUROPEAN CREDIT   :
    MANAGEMENT, L.P.   :
APOLLO EUROPEAN CREDIT   :
    MASTER FUND, L.P.   :
APOLLO SK STRATEGIC INVESTMENTS, L.P.   :
APOLLO SK STRATEGIC MANAGEMENT, LLC   :
APOLLO ST DEBT ADVISORS LLC   :
APOLLO ST FUND MANAGEMENT LLC   :
APOLLO STRUCTURED CREDIT RECOVERY   :
    MASTER FUND II LTD.   :
CORNERSTONE CLO LTD.   :
RAMPART CLO 2006-I LTD.   :
RAMPART CLO 2007 LTD.   :
STONE TOWER CLO V LTD.   :
STONE TOWER CLO VI LTD.   :
STONE TOWER CLO VII LTD.   :
STONE TOWER LOAN TRUST 2010   :
STONE TOWER LOAN TRUST 2011   :
MERX AVIATION FINANCE, LLC   :
ATHENE HOLDING LTD.   :
MIDCAP FINCO HOLDINGS LIMITED   :
ALME LOAN FUNDING 2013-1 LIMITED   :
ALME LOAN FUNDING II LIMITED   :
ALME LOAN FUNDING IV B.V.   :
ALME LOAN FUNDING III LIMITED   :
APOLLO CAPITAL SPECTRUM FUND, L.P.   :
APOLLO CAPITAL SPECTRUM   :
    MANAGEMENT, LLC   :
APOLLO CREDIT SHORT OPPORTUNITIES   :
    MASTER FUND, L.P.   :
APOLLO CREDIT SHORT OPPORTUNITIES   :
    MANAGEMENT, LLC   :
APOLLO FRANKLIN MANAGEMENT, LLC   :
APOLLO FRANKLIN PARTNERSHIP, L.P.   :
APOLLO STRUCTURED CREDIT RECOVERY   :
    MANAGEMENT III LLC   :
APOLLO STRUCTURED CREDIT RECOVERY   :
    MASTER FUND III L.P.   :
APOLLO TOTAL RETURN MANAGEMENT LLC   :
APOLLO TOTAL RETURN MASTER FUND L.P.   :
APOLLO ZEUS STRATEGIC   :

MANAGEMENT, LLC :
APOLLO ZEUS STRATEGIC :
    INVESTMENTS, L.P. :
AP INVESTMENT EUROPE III, L.P. :
AESI II, L.P. :
APOLLO LINCOLN FIXED INCOME FUND, L.P. :
APOLLO LINCOLN PRIVATE :
    CREDIT FUND, L.P. :
APOLLO EMERGING MARKETS DEBT :
    MASTER FUND LP :
APOLLO EMERGING MARKETS FIXED :
    INCOME STRATEGIES FUND, L.P. :
FINANCIAL CREDIT INVESTMENT II, L.P. :
FINANCIAL CREDIT INVESTMENT II :
    MANAGER, LLC :
APOLLO U.S. REAL ESTATE FUND II, L.P. :
ALM XIX, LTD. :
ALM XVI, LTD. :
ALM XVII, LTD. :
ALM XVIII, LTD. :
APOLLO A-N CREDIT FUND, L.P. :
APOLLO A-N CREDIT MANAGEMENT, LLC :
APOLLO HERCULES MANAGEMENT, LLC :
APOLLO HERCULES PARTNERS, L.P. :
APOLLO MANAGEMENT :
    INTERNATIONAL LLP :
APOLLO MOULTRIE CREDIT FUND :
    MANAGEMENT, LLC :
APOLLO MOULTRIE CREDIT FUND, L.P. :
APOLLO NA MANAGEMENT II, LLC :
APOLLO TACTICAL VALUE SPN :
    INVESTMENTS, L.P. :
APOLLO TACTICAL VALUE SPN :
    MANAGEMENT, LLC :
APOLLO THUNDER MANAGEMENT, LLC :
APOLLO THUNDER PARTNERS, L.P. :
APOLLO TOTAL RETURN ENHANCED :
    MANAGEMENT, LLC :
APOLLO TOTAL RETURN MASTER FUND :
    ENHANCED, L.P. :
APOLLO UNION STREET MANAGEMENT, LLC :
APOLLO UNION STREET PARTNERS, L.P. :
FINANCIAL CREDIT INVESTMENT III :
    MANAGER, LLC :

FINANCIAL CREDIT INVESTMENT III, L.P.   :
                                               :
9 West 57th Street   :
New York, NY 10019   :
                                               :
 (812-13754)   :
                                               :
_____ :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Apollo Investment Corporation, et al. filed an application on February 16, 2010, and amendments to the application on November 17, 2010, November 23, 2011, July 26, 2012, February 12, 2013, March 21, 2014, November 26, 2014, and March 1, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On March 2, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32019). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Apollo Investment Corporation, et al. (File No. 812-13754) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Robert W. Errett
                              Deputy Secretary